Trading Symbol (LMD:TSX V) 151 Bloor St West, Ste 890 Toronto ON Canada M5S 1S4 T +1 416 927 7000 F +1 416 927 1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA SIGNS LETTER OF INTENT

China Educational Newspapers Target for Joint Venture

Toronto, Canada, May 17, 2005 – Lingo Media Inc. (LMD:TSX V; LNGMF:OTC BB) (the “Company” or “Lingo Media”), a leading educational publisher in China, announces the signing of a Letter of Intent (“LOI”) to establish a joint venture with Sanlong Cultural Enterprises (“Sanlong”), located in Shijiazhuang, the capital city of Hebei Province, China.

The joint venture will operate a direct-to-consumer distribution business selling educational newspapers, including Family EDU, High School Exam Edition and College Exam Edition, throughout the Province of Hebei.  These newspapers are supplemental reading materials that are sold to parents for their children.

Sanlong’s management, led by Mr. Yan Hui Zhang, is comprised of a team of seasoned professionals who had previously started a successful direct-to-consumer software sales channel for a major Chinese educational software company.  “We are very pleased to have Lingo Media as our business partner and feel confident that this venture will be a long-lasting and mutually rewarding one”, said Mr. Zhang.

”The Sanlong business model is especially attractive to us because it creates a direct-to-consumer distribution channel that is very much needed in the educational market in China.  The channel will serve as a direct sales pipeline for our products and programs,” said Mr. Michael Kraft, President & CEO of Lingo Media. “We will launch our initial pilot in Hebei and plan a roll-out to other provinces in China over the next few years”, he added.

The LOI has a lock-up provision and requires Lingo Media to contribute US$300,000 (2,500,000 Yuan) for its 51% share of the joint venture. The business commenced its initial operations earlier this year.  Terms of the definitive agreement are subject to the completion of satisfactory due diligence by Lingo Media, as well as both the Chinese and Canadian regulatory approvals.

About Lingo Media

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university. Founded in 1996, Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 90 million units from Lingo Media's library of more than 250 program titles have been published and sold in China.

For further information, contact:

Michael Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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